UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                               AMENDED FORM U-3A-2


                 Statement by Holding Company Claiming Exemption
                  Under Rule U-3A-2 from the Provisions of the
                   Public Utility Holding Company Act of 1935


                      To Be Filed Annually Prior to March 1


                        WISCONSIN POWER AND LIGHT COMPANY

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

     1. NAME, STATE OF ORGANIZATION, LOCATION AND NATURE OF BUSINESS OF CLAIMANT AND EVERY SUBSIDIARY THEREOF, OTHER THAN ANY EXEMPT WHOLESALE GENERATOR
(EWG) OR FOREIGN UTILITY COMPANY IN WHICH CLAIMANT DIRECTLY OR INDIRECTLY HOLDS AN INTEREST.

          Wisconsin Power and Light Company ("WPL") was incorporated in Wisconsin in 1917 and is a public utility company engaged principally in the generation, transmission, transportation, distribution and sale of electric energy; the purchase, distribution, transportation and sale of natural gas; and the provision of water services in selective markets. WPL is headquartered in Madison, Wisconsin and nearly all of its customers are located in south and central Wisconsin.

          WPL owns all of the outstanding stock of South Beloit Water, Gas and Electric Company ("South Beloit"), a public utility supplying electric, gas and water service, principally in Winnebago County, Illinois, which was incorporated in 1908.

          WPL owns approximately 24% of the non-voting stock and 20% of the voting stock of ATC Management Inc. ("ATC"), a Wisconsin corporation incorporated in 2000 and headquartered in Waukesha, Wisconsin. ATC is the corporate manager of American Transmission Company LLC (the "Transco") and, as such, has full, complete and exclusive discretion to exercise management control over the business of the Transco. WPL owns approximately 24% of the Transco, which is a Wisconsin limited liability company formed in 2000. The Transco owns and operates the electric transmission system in eastern Wisconsin.

          WPL owns approximately 13% of the voting stock of Wisconsin Valley Improvement Company ("Improvement Company"), which is incorporated under the laws of the State of Wisconsin and has its principal office at Wausau, Wisconsin. Improvement Company operates a system of dams and water reservoirs on the Wisconsin River and tributary streams to produce as nearly a uniform stream flow as practicable through all seasons, and charges to benefited power plant


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


owners water tolls as determined semi-annually by the Public Service Commission of Wisconsin, all pursuant to special enactments of the Wisconsin Legislature. Improvement Company generates no electric energy and renders no public utility services. It is believed that Improvement Company is not a "public utility company" as defined in the Public Utility Holding Company Act of 1935. In findings and opinions promulgated on October 28, 1940, in file No. 31-480 (8 S.E.C. Decisions, p. 134), the Commission declared said Improvement Company not to be a subsidiary of WPL.

          WPL owns 33 1/3% of the outstanding stock of Wisconsin River Power Company, a Wisconsin corporation having its principal office at Wisconsin Rapids, Wisconsin ("River Company"). River Company operates two dams and hydro-electric plants on the Wisconsin River, the output of which plants is sold in equal parts to three companies, including WPL, which three companies own all of the outstanding stock of River Company in substantially equal parts.

     2. A BRIEF DESCRIPTION OF THE PROPERTIES OF CLAIMANT AND EACH OF ITS SUBSIDIARY PUBLIC UTILITY COMPANIES USED FOR THE GENERATION, TRANSMISSION, AND DISTRIBUTION OF ELECTRIC ENERGY FOR SALE, OR FOR THE PRODUCTION, TRANSMISSION, AND DISTRIBUTION OF NATURAL OR MANUFACTURED GAS, INDICATING THE LOCATION OF PRINCIPAL GENERATING PLANTS, TRANSMISSION LINES, PRODUCING FIELDS, GAS MANUFACTURING PLANTS, AND ELECTRIC AND GAS DISTRIBUTION FACILITIES, INCLUDING ALL SUCH PROPERTIES WHICH ARE OUTSIDE THE STATE IN WHICH CLAIMANT AND ITS SUBSIDIARIES ARE ORGANIZED AND ALL TRANSMISSION OR PIPELINES WHICH DELIVER OR RECEIVE ELECTRIC ENERGY OR GAS AT THE BORDERS OF SUCH STATE.

          WPL owns and operates 218 distribution substations with a capacity of 3,482,090 KVA. WPL owns and operates 16,826 pole-line miles of overhead distribution lines and 2,496 conduit-back miles of underground distribution lines. All of these facilities are located in the State of Wisconsin.

          WPL, as of December 31, 2000, owned or had interest in the following generation stations:

---------------------------------- ---------------------- ------------------------ --------------------
Generating Source                  Location                Maximum mw Capability      WPL entitlement
---------------------------------- ---------------------- ------------------------ --------------------
Kewaunee Nuclear                   Kewaunee, WI                  500.5                     205.2
---------------------------------- ---------------------- ------------------------ --------------------
Nelson Dewey                       Cassville, WI                 223.8                     223.8
---------------------------------- ---------------------- ------------------------ --------------------
Edgewater Unit 3                   Sheboygan, WI                  76.7                      76.7
---------------------------------- ---------------------- ------------------------ --------------------
Edgewater Unit 4                   Sheboygan, WI                 338.1                     230.6
---------------------------------- ---------------------- ------------------------ --------------------
Edgewater Unit 5                   Sheboygan, WI                 409.3                     307.0
---------------------------------- ---------------------- ------------------------ --------------------
Columbia Energy Center             Portage, WI                 1,073.8                     496.1
---------------------------------- ---------------------- ------------------------ --------------------
Blackhawk                          Beloit, WI                     54.5                      54.5
---------------------------------- ---------------------- ------------------------ --------------------
Rock River                         Beloit, WI                    153.4                     153.4
---------------------------------- ---------------------- ------------------------ --------------------
Rock River Comb. Turbines          Beloit, WI                    159.1                     159.1
---------------------------------- ---------------------- ------------------------ --------------------
So. FDL Comb. Turbines             Fond du Lac, WI               166.9                     166.9
---------------------------------- ---------------------- ------------------------ --------------------
Sheepskin                          Edgerton, WI                   38.4                      38.4
---------------------------------- ---------------------- ------------------------ --------------------
Kilbourn Hydro                     Wisconsin Dells, WI             8.0                       8.0
---------------------------------- ---------------------- ------------------------ --------------------
Prairie du Sac Hydro               Prairie du Sac, WI             17.0                      17.0
---------------------------------- ---------------------- ------------------------ --------------------
Petenwell/Castle Rock              Wisconsin Rapids, WI           21.0                       7.0
---------------------------------- ---------------------- ------------------------ --------------------

          WPL owns approximately 3,283 miles of high and low pressure mains for the distribution of natural gas in the State of Wisconsin.

          WPL purchases its natural gas from a diverse portfolio of gas supplies located in the U.S. and Canada. Gas is transported to WPL's system by interstate pipeline suppliers under Federal Energy Regulatory Commission approved rate schedules. WPL has interconnecting facilities with Northern Natural Gas and American Natural Resources.

          WPL also has approximately 211 miles of water mains in two Wisconsin cities, Beloit and Ripon.

          South Beloit owns approximately 220 miles of electric overhead and underground distribution lines, approximately 138 miles of gas mains and approximately 29 miles of water mains, serving the City of Beloit, and Village of Rockton and adjacent territory in Winnebago County, Illinois. It also owns a water pumping station.

          River Company owns the dam sites and generation facilities at two hydroelectric sites that have an installed capacity of 21,000 kW.

          ATC owns an undivided 1/1,000,000 and the Transco owns the remaining interest in a grid of transmission facilities located in Wisconsin plus a portion of the Upper Peninsula of Michigan and a very small portion of Illinois adjacent to the Wisconsin border. In Wisconsin, the transmission assets consist of approximately 6,600 circuit miles of transmission lines with ratings from 69 Kv to 345 Kv plus associated substations and real property interests. ATC and the Transco own approximately 1,000 and 11 circuit miles of additional transmission facilities in Michigan and Illinois, respectively.

     3. THE FOLLOWING INFORMATION FOR THE LAST CALENDAR YEAR WITH RESPECT TO CLAIMANT AND EACH OF ITS SUBSIDIARY PUBLIC UTILITY COMPANIES:

     (a) Number of kwh of electric energy sold (at retail or wholesale), and Mcf of natural or manufactured gas distributed at retail.

          Retail kwh          -      9,703,454,991
          Wholesale kwh       -      3,460,318,047
          Retail Mcf          -         21,905,992

     (b) Number of kwh of electric energy and Mcf of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

          None

     (c) Number of kwh of electric energy and Mcf of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

          kwh       -         351,599,129
          Mcf       -           4,253,424

     (d) Number of kwh of electric energy and Mcf of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

          kwh       -         2,901,651,000
          Mcf       -            30,497,440

     4. THE FOLLOWING INFORMATION FOR THE REPORTING PERIOD WITH RESPECT TO CLAIMANT AND EACH INTEREST IT HOLDS DIRECTLY OR INDIRECTLY IN AN EWG OR A FOREIGN UTILITY COMPANY, STATING MONETARY AMOUNTS IN UNITED STATES DOLLARS:

     (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

          None

     (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

          None

     (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

          None.

     (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

          None.

     (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

          None.

                                    EXHIBIT A

          A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year. (Note that the Notes of Consolidated Financial Statements filed with WPL's Form 10-K for the fiscal year ended 12/31/00 are an integral part of these statements.)


                        WISCONSIN POWER AND LIGHT COMPANY
                        CONSOLIDATED STATEMENTS OF INCOME

                                               Year Ended December 31,
                                          2000          1999           1998
--------------------------------------------------------------------------------
                                                     (in thousands)
Operating revenues:
  Electric utility                      $692,191       $626,607       $614,704

  Gas utility                            165,152        120,770        111,737

  Water                                    5,038          5,128          5,007
                                        --------       --------       --------

                                         862,381        752,505        731,448
                                        --------       --------       --------
--------------------------------------------------------------------------------
Operating expenses:

  Electric production fuels              113,208        110,521        120,485

  Purchased power                        146,939        107,598        113,936

  Cost of gas sold                       107,131         64,073         61,409

  Other operation and
  maintenance                            188,967        172,131        193,578

  Depreciation and
  amortization                           139,911        113,037        119,221

Taxes other than income taxes             29,163         30,240         30,169
                                        --------       --------       --------

                                         725,319        597,600        638,798
                                        --------       --------       --------
--------------------------------------------------------------------------------
Operating income                         137,062        154,905         92,650
                                        --------       --------       --------
--------------------------------------------------------------------------------
Interest expense and other:

  Interest expense                        44,644         40,992         36,584

  Allowance for funds used
  during construction                     (5,365)        (4,511)        (3,049)

  Miscellaneous, net                     (16,536)         1,836         (1,129)
                                        --------       --------       --------

                                          22,743         38,317         32,406
                                        --------       --------       --------
--------------------------------------------------------------------------------
Income before income taxes               114,319        116,588         60,244
                                        --------       --------       --------
--------------------------------------------------------------------------------
Income taxes                              42,918         45,758         24,670
                                        --------       --------       --------
--------------------------------------------------------------------------------
Income before cumulative effect of a change
in accounting principle, net
of tax                                    71,401         70,830         35,574
                                        --------       --------       --------
--------------------------------------------------------------------------------
Cumulative effect of a change
in accounting principle, net
of tax                                        35              -              -
                                        --------       --------       --------
--------------------------------------------------------------------------------
Net income                                71,436         70,830         35,574
                                        --------       --------       --------
--------------------------------------------------------------------------------

Preferred dividend
requirements                               3,310          3,310          3,310
                                        --------       --------       --------
--------------------------------------------------------------------------------
Earnings available for common
stock                                    $68,126        $67,520        $32,264
                                        ========       ========       ========
--------------------------------------------------------------------------------


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


                        WISCONSIN POWER AND LIGHT COMPANY
                           CONSOLIDATED BALANCE SHEETS

                                                           December 31,
ASSETS                                                 2000            1999
--------------------------------------------------------------------------------
                                                          (in thousands)
PROPERTY, PLANT AND EQUIPMENT:
  Utility -
    Plant in service -
      Electric                                       $2,007,974     $1,921,624

      Gas                                               273,457        258,132

      Water                                              29,869         27,770

      Common                                            223,921        218,607
                                                     ----------     ----------
                                                      2,535,221      2,426,133

    Less - Accumulated depreciation                   1,380,723      1,266,366
                                                     ----------     ----------
                                                      1,154,498      1,159,767

    Construction work in progress                        59,133         66,784

    Nuclear fuel, net of amortization                    16,099         15,079
                                                     ----------     ----------
                                                      1,229,730      1,241,630

Other property, plant and equipment,
net of accumulated depreciation and
amortization of $195 and $169,
respectively                                                369            608
                                                     ----------     ----------
                                                      1,230,099      1,242,238
                                                     ----------     ----------
--------------------------------------------------------------------------------

CURRENT ASSETS:

  Cash and temporary cash investments
  Accounts receivable:                                    2,584          3,555

    Customer                                             51,769         22,061

    Associated companies                                  2,211          5,067

    Other                                                13,865         10,984

  Production fuel, at average cost                       17,811         20,663

  Materials and supplies, at average
  cost                                                   21,639         20,439

  Gas stored underground, at average
  cost                                                   13,876          8,624

  Prepaid gross receipts tax                             23,088         20,864

  Other                                                   6,397          9,275
                                                     ----------     ----------
                                                        153,240        121,532
                                                     ----------     ----------
--------------------------------------------------------------------------------

INVESTMENTS:

  Nuclear decommissioning trust funds                   195,768        166,202

  Other                                                  14,362         15,272
                                                     ----------     ----------
                                                        210,130        181,474
                                                     ----------     ----------
--------------------------------------------------------------------------------

OTHER ASSETS:

  Regulatory assets                                      88,721         82,161

  Deferred charges and other                            174,834        138,730
                                                     ----------     ----------
                                                        263,555        220,891
                                                     ----------     ----------
--------------------------------------------------------------------------------

TOTAL ASSETS                                         $1,857,024     $1,766,135
                                                     ==========     ==========
--------------------------------------------------------------------------------

                        WISCONSIN POWER AND LIGHT COMPANY
                     CONSOLIDATED BALANCE SHEETS (CONTINUED)

                                                             December 31,
CAPITALIZATION AND LIABILITIES                            2000          1999
--------------------------------------------------------------------------------
                                                            (in thousands)
CAPITALIZATION (SEE CONSOLIDATED
STATEMENTS OF CAPITALIZATION):

  Common stock                                          $66,183        $66,183

  Additional paid-in capital                            229,516        229,438

  Retained earnings                                     371,602        303,476

  Accumulated other comprehensive loss                   (4,708)             -
                                                     ----------     ----------
    Total common equity                                 662,593        599,097
                                                     ----------     ----------

  Cumulative preferred stock                             59,963         59,963

  Long-term debt (excluding current
  portion)                                              514,209        414,673
                                                     ----------     ----------
                                                      1,236,765      1,073,733
                                                     ----------     ----------
--------------------------------------------------------------------------------
CURRENT LIABILITIES:

  Current maturities                                          -          1,875

  Variable rate demand bonds                             55,100         55,100

  Notes payable to associated companies                  29,244        125,749

  Accounts payable                                      120,155         88,245

  Accounts payable to associated
  companies                                              32,442         25,306

  Other                                                  36,266         30,283
                                                     ----------     ----------
                                                        273,207        326,558
                                                     ----------     ----------
--------------------------------------------------------------------------------

OTHER LONG-TERM LIABILITIES
AND DEFERRED CREDITS:

  Accumulated deferred income taxes                     222,819        235,838

  Accumulated deferred investment tax
  credits                                                29,472         31,311

  Customer advances                                      34,815         34,643

  Environmental liabilities                               7,564         10,861

  Other                                                  52,382         53,191
                                                     ----------     ----------
                                                        347,052        365,844
                                                     ----------     ----------
--------------------------------------------------------------------------------
COMMITMENTS AND CONTINGENCIES 1

--------------------------------------------------------------------------------
TOTAL CAPITALIZATION AND LIABILITIES                 $1,857,024     $1,766,135
                                                     ==========     ==========
--------------------------------------------------------------------------------


-------------------
1    See Note 11 to Consolidated Financial Statements filed with WPL's
Form 10-K for the fiscal year ended 12/31/00 which is an integral part of these statements.


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


                                    EXHIBIT B

     An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.

          Not applicable.

     The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer as of this 23rd day of April, 2001.

                                        WISCONSIN POWER AND LIGHT COMPANY


                                        By:   /s/ Edward M. Gleason
                                           ------------------------------------
                                           Name:  Edward M. Gleason
                                           Title: Vice President, Treasurer
                                                  and Corporate Secretary


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